Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Three Months Ended March 31, 2009
Fixed Charges:
Interest cost and debt expense	$10,998
Interest allocable to rental expense (a)	544

Total	$11,542

Earnings:
Income before income tax expense	$80,906
Equity in income of less than 50 percent owned affiliated companies	(4,878)
Dividends received from less than 50 percent owned affiliated companies	1,660
Fixed charges	11,542
Interest capitalized	(1,450)
Amortization of previously capitalized interest	70

Total	$87,850

Ratio of Earnings to Fixed Charges	7.61

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

32